Exhibit 99.1

Announcement Tuesday, 29 July 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE STRENGTHENS ITS AUSTRALIAN OPERATIONS

Woodside has agreed to assume operatorship of the Bass Strait assets, unlocking potential development of additional gas resources, following an historic agreement with ExxonMobil Australia (ExxonMobil).

Consolidating operatorship of the Bass Strait assets into Woodside’s operated portfolio strengthens Woodside’s footprint in Australia and reflects Woodside’s long history of operating excellence.

From completion, Woodside will assume operatorship of the offshore Bass Strait production assets, the Longford Gas Plant, the Long Island Point gas liquids processing facility and associated pipeline infrastructure. Woodside and ExxonMobil’s equity interests in the assets and current decommissioning plans and provisions remain unchanged.

As operator, Woodside will take on the responsibility for asset planning and execution activities, pursuing a value maximisation strategy that targets further production and reliability improvements. This strategic move combines Woodside’s existing global operating capabilities with ExxonMobil’s highly experienced Bass Strait workforce who will transfer to Woodside, further strengthening Woodside’s overall operating expertise. Operatorship of a larger group of assets in Australia will create economies of scale which are expected to realise over US$60 million in synergies for Woodside from the Bass Strait after deduction of transition and integration costs.

The agreement also creates flexibility to realise future development opportunities that meet Woodside’s capital allocation framework. Woodside has identified four potential development wells that could deliver up to 200 petajoules of sales gas to the market. Under the agreement, Woodside can solely develop these opportunities through the Bass Strait infrastructure subject to further technical maturation and a final investment decision. This potential production has been identified from within the existing contingent resource opportunity set.1

Woodside EVP and COO Australia Liz Westcott said the rationale for the agreement is compelling and the transfer of operatorship reinforces Woodside’s position as Australia’s leading energy company.

“As a proudly Australian company, Woodside supports essential domestic energy needs in both Western Australia through the North West Shelf, Pluto and Macedon operations, and on the east coast through its equity participation in Bass Strait.

“Taking operatorship of Bass Strait demonstrates Woodside’s continued commitment to meeting Australia’s domestic energy demand while maximising the value of existing infrastructure,” she said.

ExxonMobil Australia Chair Simon Younger said ExxonMobil remains committed to providing reliable supplies of gas to its customers in Australia.

“After operating the Gippsland Basin Joint Venture for more than 50 years, we are proud to be handing over the reins and transitioning our highly experienced Bass Strait workforce to our valued partner Woodside, a world-class operator. We look forward to working with Woodside as it continues to maximise Gippsland Basin production,” he said.

[1]	Refer to Woodside’s Reserves Statement dated 17 February 2025 for the latest disclosure on the Bass Strait reserves and resources.

Completion is targeted in 2026 and is subject to conditions precedent including obtaining regulatory approvals.

Background

The Bass Strait assets include the Gippsland Basin Joint Venture (GBJV) and the Kipper Unit Joint Venture (KUJV). Each of Woodside and ExxonMobil Australia hold a 50% participating interest in the GBJV and 32.5% participating interest in the KUJV.

Natural gas production from the Bass Strait assets is 100% dedicated to the Australian domestic market and currently supplies approximately 40% of Australian east coast domestic gas demand. The Bass Strait is the largest source of gas for the eastern Australian domestic market, which spans Queensland, New South Wales, Victoria, Tasmania, Australian Capital Territory, Northern Territory and South Australia.

INVESTORS	MEDIA
Vanessa Martin	Christine Forster
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction and the expected benefits of the transaction), and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘enable’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.